Exhibit 1.1

WISeKey to Split its ADS on July 5, 2023

Geneva, Switzerland, June 21, 2023 – WISeKey International Holding Ltd. (NASDAQ: WKEY / SIX: WIHN) (“WISeKey” or the “Company” or the “Group”), a leading cybersecurity and IoT company, announced today a 1-for-2.5 reverse split of American Depository Shares (“ADS”) listed on the NASDAQ under the ticker “WKEY” (the “ADS Reverse Split”).

Under the current ratio, 1 ADS represents 10 Class B shares listed on the SIX Swiss Exchange.

For its 2023 Annual General Meeting of Shareholders to be held on June 22, 2023, the Board of Directors’ proposals for shareholder approval include a reserve stock split of the Company’s Class B shares at a ratio of 50:1 (the “Reverse Stock Split”). The number of Class B shares issued and outstanding of the Company will, relative to the number of Class B Shares issued and outstanding immediately prior to the effectiveness of the Reverse Stock Split, decrease proportionally.

Should the Company’s shareholders approve the Reverse Stock Split, WISeKey will then carry out a 1-for-2.5 ADS Reverse Split, which means that, post-Reverse Stock Split and ADS Reverse Split, 2 ADSs will represent 1 Class B share.

The ADS holders of record on the effective date of the ADS Reverse Split will not be required to take any action in connection with the ADS ratio change. The exchange of two and a half (2.5) new for every one (1) then-held ADS will occur automatically with the then-held ADSs being canceled and new ADSs being issued by the depositary bank, in each case as of the effective date for the ADS ratio change. WISeKey’s ADSs will continue to trade on the NASDAQ under the symbol “WKEY”.

The number of shares owned by ADS holders will be adjusted on Wednesday, July 5, 2023.

After the Reverse Stock Split and as a result of the ADS Reverse Split, the ADS price is expected to increase proportionally, but the Company can give no assurance that the ADS price after the change in the ADS ratio will be equal to or greater than 2.5 times ADS price before the change.

About WISeKey

WISeKey (NASDAQ: WKEY; SIX Swiss Exchange: WIHN) is a leading global cybersecurity company currently deploying large scale digital identity ecosystems for people and objects using Blockchain, AI and IoT respecting the Human as the Fulcrum of the Internet. WISeKey microprocessors secure the pervasive computing shaping today’s Internet of Everything. WISeKey IoT has an install base of over 1.5 billion microchips in virtually all IoT sectors (connected cars, smart cities, drones, agricultural sensors, anti-counterfeiting, smart lighting, servers, computers, mobile phones, crypto tokens etc.).  WISeKey is uniquely positioned to be at the edge of IoT as our semiconductors produce a huge amount of Big Data that, when analyzed with Artificial Intelligence (AI), can help industrial applications to predict the failure of their equipment before it happens.

Our technology is Trusted by the OISTE/WISeKey’s Swiss based cryptographic Root of Trust (“RoT”) provides secure authentication and identification, in both physical and virtual environments, for the Internet of Things, Blockchain and Artificial Intelligence. The WISeKey RoT serves as a common trust anchor to ensure the integrity of online transactions among objects and between objects and people. For more information, visit www.wisekey.com.

Press and investor contacts:

WISeKey International Holding Ltd Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeKey Investor Relations (US) Contact: Lena Cati The Equity Group Inc. Tel: +1 212 836-9611 lcati@equityny.com

Disclaimer:
This communication expressly or implicitly contains certain forward-looking statements concerning WISeKey International Holding Ltd and its business. Such statements involve certain known and unknown risks, uncertainties and other factors, which could cause the actual results, financial condition, performance or achievements of WISeKey International Holding Ltd to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. WISeKey International Holding Ltd is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of the Swiss Financial Services Act (“FinSA”), the FInSa's predecessor legislation or advertising within the meaning of the FinSA. Investors must rely on their own evaluation of WISeKey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeKey.